U.S. SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                   FORM 10-SB

              GENERAL FORM FOR REGISTRATION OF SECURITIES OF SMALL

                                BUSINESS ISSUERS

        UNDER SECTION 12(B) OR (G) OF THE SECURITIES EXCHANGE ACT OF 1934

                         Commission file number 33-6505D

                                  MORLEX, INC.
                      formerly known as America Online, Inc
                 ---------------------------------------------
                 (Name of Small Business Issuer in its charter)

Colorado                                                 84-1028977
---------------------------------                        ----------------------
(State or other jurisdiction of                          (I.R.S. employer
incorporation or organization)                           identification number)

P.O. Box 3755, Englewood, CO                             80155
---------------------------------                        ----------------------
(Address of principal executive offices)                 (Zip Code)

                    Issuer's telephone number: (303) 699-8784

           Securities to be registered under Section 12(b) of the Act:

Title of each class                             Name of Exchange on which
to be so registered                             each class is to be registered

Common Stock, $.0001 par value                  N/A
------------------------------                  -------------------------------

      Securities to be registered under Section 12(g) of the Exchange Act:

                                      None
                             -----------------------
                                (Title of Class)

ITEM 1.  DESCRIPTION OF BUSINESS

(a) Business Development

         Morlex, Inc. (the "Company", "Morlex" or the "Registrant") was incorporated in the State of Colorado on April 23, 1986. In January 1987, Morlex, in a stock-for-stock exchange (the "Stock Exchange"), acquired America OnLine, Inc. ("AOL#1"), a then wholly owned subsidiary of InfoSource Information Service, Inc. ("InfoSource"). The Company changed its name from Morlex to America Online, Inc. on July 17, 1987 (the "Name Change").

         Prior to incorporation, the Company had no prior operating history and was formed as what is commonly known as a blind pool. Since the termination of the business of the former AOL#1, the Company has been seeking the acquisition of, or merger with, an existing company. The Company's business history since its incorporation is as follows:

         On September 10, 1986, the Company filed with the Securities and Exchange Commission (the "Commission") a Registration Statement on Form S-18 under the Securities Act of 1933, as amended (the "Securities Act"), relating to an offering of up to 5,000,000 Units. In December 1986, the Company consummated the offering, having received net offering proceeds aggregating $248,400.00.

         In January 1987, the Company acquired AOL#1 in the Stock Exchange, as a result of which AOL#1 became a wholly owned subsidiary of the Company in exchange for 85,000,000 shares of Company stock which were issued to InfoSource for all the shares of AOL#1.

         On July 17, 1987, a special meeting of stockholders of the Company was held to change the name of Morlex to America Online, Inc. The proposal to change the name was approved and the Company's name was thereupon changed.

         On March 1, 1988, the Board of Directors approved the cancellation of a $30,000.00 debt to InfoSource by issuing 30,000,000 shares of the Company to InfoSource. All 115,000,000 shares previously issued to InfoSource (including such 30,000,000 shares and the 85,000,000 shares granted to InfoSource pursuant to the Stock Exchange) were returned to the Company's treasury as issued but no longer outstanding shares.

         On December 28, 1992, the Company terminated the business of AOL#1 and a Certificate of Dissolution of AOL#1 was filed with the Secretary of State of the State of Colorado. Since that time, the Company has had no active business.

         On April 24, 1998, the Board of Directors, by unanimous written consent in lieu of a special meeting, resolved to amend the Company's Articles of Incorporation to change the name of the Company back to Morlex, Inc. in order to remove any confusion between the Company and the Internet company of the same name.

         On May 15, 1998, the shareholders of the Company, by majority vote, approved the amendment and name change at a meeting called for that purpose. The amendment was filed with the Secretary of State of Colorado on June 2, 1998, upon which the name of the Company became Morlex, Inc.

(b)      Business of Issuer

         The analysis of new business opportunities has and will be undertaken by or under the supervision of the officers and directors of the Registrant. The Registrant has considered potential acquisition transactions with several companies, but as of this date has not entered into any definitive agreement with any party. The Registrant has unrestricted flexibility in seeking, analyzing and participating in Potential Business Opportunities. In its efforts to analyze potential acquisition targets, the Registrant will consider the following kinds of factors:

         (a) Potential for growth, indicated by new technology, anticipated market expansion or new products;

         (b) Competitive position as compared to other firms of similar size and experience within the industry segment as well as within the industry as a whole;

         (c) Strength and diversity of management, either in place or scheduled for recruitment;

         (d) Capital requirements and anticipated availability of required funds, to be provided by the Registrant or from operations, through the sale of additional securities, through joint ventures or similar arrangements or from other sources;

         (e) The cost of participation by the Registrant as compared to the perceived tangible and intangible values and potentials;

         (f)      The extent to which the business opportunity can be advanced;

         (g) The accessibility of required management expertise, personnel, raw materials, services, professional assistance and other required items; and

         (h)      Other relevant factors.

         In applying the foregoing criteria, no one of which will be controlling, management will attempt to analyze all factors and circumstances and make a determination based upon reasonable investigative measures and available data. Potentially available business opportunities may occur in many different industries and at various stages of development, all of which will make the task of comparative investigation and analysis of such business opportunities extremely difficult and complex. Due to the Registrant's limited capital available for investigation and management's limited experience in business analysis, the Registrant may not discover or adequately evaluate adverse facts about the opportunity to be acquired.

FORM OF ACQUISITION

         The manner in which the Registrant participates in an opportunity will depend upon the nature of the opportunity, the respective needs and desires of the Registrant and the promoters of the opportunity, and the relative negotiating strength of the Registrant and such promoters.

         It is likely that the Registrant will acquire its participation in a business opportunity through the issuance of common stock or other securities of the Registrant. Although the terms of any such transaction cannot be predicted, it should be noted that in certain circumstances the criteria for determining whether or not an acquisition is a so-called "tax free" reorganization under
Section 368(a)(1) of the Internal Revenue Code of 1986, as amended (the "Code"), depends upon the issuance to the shareholders of the acquired company of at least 80 percent of the common stock of the combined entities immediately following the reorganization. If a transaction were structured to take advantage of these provisions rather than other "tax free" provisions provided under the Code, all prior shareholders would in such circumstances retain 20% or less of the total issued and outstanding shares. Under other circumstances, depending upon the relative negotiating strength of the parties, prior shareholders may retain substantially less than 20% of the total issued and outstanding shares. This could result in substantial additional dilution to the equity of those who were shareholders of the Registrant prior to such reorganization.

         The present shareholders of the Registrant will likely not have control of a majority of the voting shares of the Registrant following a reorganization transaction. As part of such a transaction, all or a majority of the Registrant's directors may resign and new directors may be appointed without any vote by shareholders.

         In the case of an acquisition, the transaction may be accomplished upon the sole determination of management without any vote or approval by shareholders. In the case of a statutory merger or consolidation involving the Company, it will likely be necessary to call a shareholders' meeting and obtain the approval of the holders of a majority of the outstanding shares. The necessity to obtain such shareholder approval may result in delay and additional expense in the consummation of any proposed transaction and will also give rise to certain appraisal rights to dissenting shareholders. Most likely, management will seek to structure any such transaction so as not to require shareholder approval.

         It is anticipated that the investigation of specific business opportunities and the negotiation, drafting and execution of relevant agreements, disclosure documents and other instruments will require substantial management time and attention and substantial cost for accountants, attorneys and others. If a decision is made not to participate in a specific business opportunity, the costs theretofore incurred in the related investigation would not be recoverable. Furthermore, even if an agreement is reached for the participation in a specific business opportunity, the failure to consummate that transaction may result in the loss to the Registrant of the related costs incurred.

(c) Reports to security holders.

         (1) The Company is not required to deliver an annual report to security holders and at this time does not anticipate the distribution of such a report.

         (2) The Company will file reports with the SEC. The Company will be a reporting company and will comply with the requirements of the Securities Exchange Act of 1934, as amended.

         (3) The public may read and copy any materials the Company files with the SEC at the SEC's Public Reference Room at 450 Fifth Street, N.W., Washington, D.C. 20549. The public may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. Additionally, the SEC maintains an Internet site that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC, which can be found at http://www.sec.gov.

ITEM 2.   MANAGEMENT'S DISCUSSION AND ANALYSIS OR PLAN OF OPERATION.

         The Registrant was formed on April 23, 1986 for the purpose of investing in any and all types of assets, properties and businesses. On September 10, 1986, the Commission granted effectiveness to a Registration Statement on Form S-18, filed by the Registrant in the Colorado Regional Office. The Plan of Operation of the Registrant is briefly described below.

         As of December 31, 1998, the Registrant had cash of $3,664 and no other assets. As of December 31, 1998, the Registrant had total liabilities of $3,664 and total stockholders equity of $3,188. As of December 31, 1997, the Registrant had cash of $0 and no other assets. As of December 31, 1997, the Registrant had total liabilities of $0 and total stockholders equity of $0.

         As of March 31, 1999, the Registrant had cash of $0 and no other assets. As of March 31, 1999, the Registrant had total liabilities of $2,061 and total stockholders equity of $1,102. As of March 31, 1998, the Registrant had cash of $0 and no other assets. Prior to the consummation of a potential business acquisition, management does not expect that the Registrant will have any significant capital requirements or will purchase any significant equipment or that there will be significant changes in the number of Registrant's employees.

         The Registrant has not commenced any active operations as of the date hereof except for the registration and sale of its securities. The Registrant's assets consist of a limited amount of cash. No revenue has been generated by the Registrant since the termination of the business of AOL#1.

         The Registrant will not have significant operations until, if ever, such time as it effects an acquisition.

ITEM 3. DESCRIPTION OF PROPERTY.

         The Company neither rents nor owns any properties. The Company currently has no policy with respect to investments or interests in real estate, real estate mortgages or securities of, or interests in, persons primarily engaged in real estate activities.

ITEM 4. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT.

(a) Security ownership of certain beneficial owners.

         The following persons are known to the Registrant to be officers, directors and beneficial owners of more than five percent of the Registrant's common stock as of June 1, 1999:

Name and Address           Amount and Nature of
of Beneficial Owner        Beneficial Ownership (1)          Percent of Class
-------------------        --------------------------        ----------------

Charles T. Gould                94,260,000                          30%
4562 S. Ouray Way
Aurora, CO 80015

Lawrence E. Kaplan              94,260,000                          30%
150 Vanderbilt Motor
Parkway, Suite 311
Hauppauge, New York 11788

Steven J. Goodman               94,260,000                          30%
24843 Del Prado #536
Dana Point, CA 92629

-------------------------
ALL OFFICERS AND
DIRECTORS AS A
GROUP (3 Individuals)          282,780,000                          90%

-------------------------
(1) Unless otherwise indicated herein and subject to applicable community property laws, each stockholder has sole voting and investment power with respect to all shares of Common Stock beneficially owned by such stockholder and directly owns all such shares in such stockholder's sole name. Within sixty (60) days of the date of this filing, none of the above persons has the right to acquire any further shares of the Registrant's common stock from options, warrants, rights, conversion privileges or other similar arrangement.

ITEM 5. DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS.

(a)  Identification of Directors and Executive Officers.

A. Identification of Directors and Executive Officers. The current officers and directors will serve for one year or until their respective successors are elected and qualified. They are:

NAME                       AGE              DATE OF            POSITION
                                            ELECTION

Charles T. Gould           47               4/5/91     Chairman of the Board of
4562 S. Ouray Way                                      Directors
Aurora, CO 80015

Lawrence E. Kaplan         55               7/29/98    President, Treasurer and
150 Vanderbilt Motor                                   Director
Parkway, Suite 311
Hauppauge, New York 11788

Steven J. Goodman          59               7/29/98    Secretary and Director
24843 Del Prado #536
Dana Point, CA 92629

         Charles T. Gould. Mr. Gould has been a director of the Company since April 1991. He is presently a Stock Broker and Trader with Charles Schwab in Denver, Colorado. Prior to Mr. Gould's employment with Charles Schwab & Co., he served as an Environmental Production Worker with Interel Environmental in Englewood, Colorado.

         Lawrence E. Kaplan. Mr. Kaplan has served as President, Treasurer and a director of the Company since July, 1998. Mr. Kaplan has served as a director of IDF International, Inc. since August 1996. Mr. Kaplan is a registered representative, officer, director and sole stockholder of G-V Capital Corp., an NASD-registered broker/dealer. He is also a director of Playorena, Inc., a blank check company which is seeking merger opportunities. He is also an officer and a director of Osteoimplant Technology, a manufacturer of orthopedic devices and total joint implants.

         Steven J. Goodman. Mr. Goodman has served as Secretary and a director of the Company since July, 1998. Mr. Goodman is a consultant for Tessa Financial Group, Inc. From 1991 through March, 1995, Mr. Goodman was West Coast Managing Director of Creative Business Strategies, a financial corporate consulting firm. Mr. Goodman currently serves as a director of Javelin Systems, Inc., a public company listed on NASDAQ.

         B.  Significant Employees.  None.

         C. Family Relationships. Charles T. Gould is the husband of Lanne Lancaster and the brother of Kaylene Veron. Ms. Lancaster served as the Vice President and Secretary of the Company from March, 1989 until July, 1998. Presently, she is the record owner of 790,000 shares of Common Stock of the Company. Ms. Veron served as a director of the Company from March, 1989 until July, 1998. Presently, Ms. Veron owns no shares of the Company.

         D. Involvement in Certain Legal Proceedings. There have been no events under any bankruptcy act, no criminal proceedings and no judgments, injunctions, orders or decrees material to the evaluation of the ability and integrity of any director, executive officer, promoter or control person of Registrant during the past five years.

ITEM 6. EXECUTIVE COMPENSATION.

         No compensation has been paid or accrued to any officer or director of the Registrant since 1994. Except as otherwise indicated in Item 7, the current officers and directors are not being compensated by the Registrant. The Registrant has no current intent to issue shares of its common stock to management in connection with an acquisition. However, the Registrant may subsequently deem the issuance of shares to management for services rendered in connection with an acquisition to be fair and reasonable to the Registrant and its public shareholders in light of the services rendered. In the event any shares are issued for services rendered by management they shall be issued in such an amount as the Board of Directors deems fair and reasonable to the Registrant and its public shareholders and in compliance with management's fiduciary duties under state law. Officers and directors will be reimbursed for actual out-of-pocket expenses incurred on behalf of the Registrant as approved by the Board of Directors.

ITEM 7. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS.

         The Company completed two private placements of its Common Stock, par value $.0001 per share, in December 1997 and July 1998. In December 1997, Charles T. Gould, a director, purchased 35,970,000 shares of Common Stock in exchange for the cancellation of $49,191.00 of indebtedness of the Company to Mr. Gould. In July 1998, Steven J. Goodman, a director and Secretary of the Company, and Lawrence E. Kaplan, a director and President of the Company, each purchased 94,260,000 shares of Common Stock in exchange for $3,000.00 each in cash and $6,246.00 each in previous services rendered, or an aggregate of 188,520,000 shares of Common Stock with an aggregate purchase price of $6,000.00 in cash and $12,852.00 in previous services rendered. The Company currently has virtually no cash or other assets. As a result, Messrs. Kaplan, Goodman and Gould now own an aggregate of 90% of the Company's outstanding Common Stock.

         Charles T. Gould, director, is the husband of Lanne Lancaster and the brother of Kaylene Veron. Ms. Lancaster served as the Vice President and Secretary of the Company from March, 1989 until July, 1998. Presently, she is the record owner of 790,000 shares of Common Stock of the Company. Ms. Veron served as a director of the Company from March, 1989 until July, 1998. Presently, Ms. Veron owns no shares of the Company.

ITEM 8. DESCRIPTION OF SECURITIES.

         (a) Common or Preferred Stock.

         The Company is authorized by its Certificate of Incorporation to issue an aggregate of 1,000,000,000 shares of capital stock, of which 1,000,000,000 are shares of Common Stock, par value $.0001 per share (the "Common Stock"). As of April 15, 1999, 314,200,000 shares of Common Stock were issued and outstanding. Other than the Common Stock, the Company is not authorized to issue any other class of capital stock.

         All outstanding shares of Common Stock are of the same class and have equal rights and attributes. The holders of Common Stock are entitled to one vote per share on all matters submitted to a vote of shareholders of the Company. All shareholders are entitled to share equally in dividends, if any, as may be declared from time to time by the Board of Directors (the "Board") out of funds legally available. In the event of liquidation, the holders of Common Stock are entitled to share ratably in all assets remaining after payment of all liabilities. The shareholders do not have cumulative or preemptive rights.

         The description of certain matters relating to the securities of the Company is a summary and is qualified in its entirety by the provisions of the Company's Certificate of Incorporation and By-Laws, copies of which have been filed as exhibits to this Form 10-SB.

         (b) Debt Securities. None.

         (c) Other Securities To Be Registered. None.

PART II

ITEM 1. MARKET FOR COMMON EQUITY AND RELATED STOCKHOLDER MATTERS.

   (a) Market Information. The Company's common stock may be traded in the over-the-counter market. The Company is not aware of any market activity in its stock during the fiscal year ended December 31, 1998 or during the current fiscal year.

   (b) Holders. As of April 15, 1999, there were approximately 276 record holders of 314,200,000 shares of the Company's common stock.

   (c) Dividends. The Registrant has not paid any cash dividends to date and does not anticipate or contemplate paying dividends in the foreseeable future. It is the present intention of management to utilize all available funds for the development of the Registrant's business.

ITEM 2. LEGAL PROCEEDINGS.

         There are not presently any material pending legal proceedings to which the Registrant is a party or as to which any of its property is subject, and no such proceedings are known to the Registrant to be threatened or contemplated against it.

ITEM 3. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE.

         There are not and have not been any disagreements between the Registrant and its accountants on any matter of accounting principles, practices or financial statement disclosure.

ITEM 4.  RECENT SALES OF UNREGISTERED SECURITIES.

         The Company completed two private placements of its Common Stock, par value $.0001 per share, in December 1997 and July 1998. In December 1997, Charles T. Gould, a director, purchased 35,970,000 shares of Common Stock in exchange for the cancellation of $49,191.00 of indebtedness of the Company to Mr. Gould. In July 1998, Steven J. Goodman, a director and Secretary of the Company, and Lawrence E. Kaplan, a director and President of the Company, each purchased 94,260,000 shares of Common Stock in exchange for $3,000.00 each in cash and $6,246.00 each in previous services rendered, or an aggregate of 188,520,000 shares of Common Stock with an aggregate purchase price of $6,000.00 in cash and $12,852.00 in previous services rendered. The Company currently has virtually no cash or other assets. As a result, Messrs. Kaplan, Goodman and Gould now own an aggregate of 90% of the Company's outstanding Common Stock. These transactions were exempt from registration pursuant to Section 4(2) of the Securities Act of 1933, as amended, since the shares were offered and sold only to officers or members of the Board of Directors of the Company.

ITEM 5. INDEMNIFICATION OF DIRECTORS AND OFFICERS.

         Colorado law includes an indemnification provision that indemnifies to the maximum extent permitted by law, any person who is or was a director, officer, agent, fiduciary or employee of the corporation against any claim, liability or expense arising, because of a person serving, at the Company's request, in any of the roles described above. The Company may purchase, to the maximum extent permitted by law, indemnification insurance. No directors of the Company will have any personal liability for monetary damages to the Company or its shareholders for breach of his or her fiduciary duty as a director except if: the director breaches his or her loyalty, does not act in good faith, does not follow the law, or derives an improper personal benefit.

PART III

ITEM 1. INDEX TO FINANCIAL STATEMENTS AND EXHIBITS.

(a)      Index to Financial Statements.

Independent Accountants' Report
         Year ended December 31, 1998

Balance Sheets
         Years ended December 31, 1998 and 1997

Statement of Operations
         Years ended December 31, 1998 and 1997

Statement of Changes in Shareholders' Equity
         Years ended December 31, 1998 and 1997

Statement of Cash Flows
         Year ended December 31, 1998 and 1997

Notes to Financial Statements
         Years ended December 31, 1998

Balance Sheets
         Three Months ended March 31, 1999 and as at December 31, 1998

Statement of Changes in Shareholders' Equity
         Three Months ended March 31, 1999 and as at December 31, 1998

Statement of Operations
         Three Months ended March 31, 1999 and 1998

Statement of Cash Flows
         Three Months ended March 31, 1999 and 1998

Notes to Financial Statements
         Three Months ended March 31, 1999

(b)      Exhibits.

3.1 Certificate of Incorporation - incorporated by reference to Exhibit 3.1 to Registration Statement on Form S-18.

3.2 Bylaws - incorporated by reference to Exhibit 3.2 to Registration Statement on Form S-18.

3.3  Certificate of Amendment of Certificate of Incorporation

23   Consent of Independent Auditors

27   Financial Data Schedule

                                   SIGNATURES

         In accordance with Section 12 of the Securities Exchange Act of 1934, the registrant caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                    MORLEX, INC.,

                                                    By: /s/ Lawrence E. Kaplan
                                                    ---------------------------
                                                    Lawrence E. Kaplan
                                                    President and Treasurer

                                                    Date: June ___, 1999

                                  MORLEX, INC.
                         (FORMERLY AMERICA ONLINE, INC.)

                              FINANCIAL STATEMENTS

                     YEARS ENDED DECEMBER 31, 1998 AND 1997

                      FISCAL QUARTER ENDED MARCH 31, 1999

                          INDEPENDENT AUDITORS' REPORT


To the Board of Directors
Morlex, Inc. (formerly America OnLine, Inc.)


We have audited the accompanying balance sheets of Morlex, Inc. (formerly America OnLine, Inc.) as of December 31, 1998 and 1997 and the statements of operations, changes in shareholders' equity and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Morlex, Inc. (formerly America OnLine, Inc.), at December 31, 1998 and 1997, and the results of its operations and its cash flows, for the years then ended in conformity with generally accepted accounting principles.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 to the financial statements, the Company has suffered recurring losses from operations and has accumulated a deficit that raise substantial doubt about its ability to continue as a going concern. Management's plans in regard to this matter are also described in Note 1. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

                                                  SPICER, JEFFRIES & CO.


Denver, Colorado
March 30, 1999

                                  MORLEX, INC.
                         (FORMERLY AMERICA ONLINE, INC.)

                                 BALANCE SHEETS
                           DECEMBER 31, 1998 AND 1997

                                                                                  1998            1997
                                                                                ---------       ---------
                                     ASSETS
CASH                                                                            $   3 664       $       -
                                                                                =========       =========

                      LIABILITIES AND SHAREHOLDERS' EQUITY
ACCOUNTS PAYABLE                                                                $     476       $       -
                                                                                =========       =========
SHAREHOLDERS' EQUITY:
   Common stock, $.0001 par value - shares authorized, 1,000,000,000; shares
     issued and outstanding, 314,200,000 and 125,680,000, respectively             31 420          12 568
   Additional paid-in capital                                                     298 728         291 728
   Deficit                                                                       (326 960)       (304 296)
                                                                                ---------       ---------
         TOTAL SHAREHOLDERS' EQUITY                                                 3 188               -
                                                                                ---------       ---------
                                                                                $   3 644       $       -
                                                                                =========       =========



The accompanying notes are an integral part of the financial statements.
                                                                            -4-

                                  MORLEX, INC.
                         (FORMERLY AMERICA ONLINE, INC.)


                            STATEMENTS OF OPERATIONS
                     YEARS ENDED DECEMBER 31, 1998 AND 1997



                                                        1998            1997
                                                    ------------    ------------
REVENUES                                            $          -    $          -
                                                    ------------    ------------

EXPENSES:
  Consulting                                              12 852           3 300
  Professional fees                                        9 113               -
  General and administrative                                 699           2 052
                                                    ------------    ------------

             TOTAL EXPENSES                               22 664           5 352
                                                    ------------    ------------

NET LOSS                                            $    (22 664)         (5 352)
                                                    ============    ============
NET LOSS PER COMMON SHARE                           $        NIL    $        NIL
                                                    ============    ============

WEIGHTED AVERAGE NUMBER OF COMMON
  SHARES OUTSTANDING                                 219 940 000      92 476 923
                                                    ============    ============

The accompanying notes are an integral part of the financial statements.
                                                                            -5-

                                                   MORLEX, INC.
                                          (FORMERLY AMERICA ONLINE, INC.)


                                   STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
                                      YEARS ENDED DECEMBER 31, 1998 AND 1997


                                                                                           ADDITIONAL
                                                              COMMON STOCK                  PAID IN
                                                       SHARES               AMOUNT          CAPITAL             (DEFICIT)
                                                 ----------------   ----------------    ----------------     --------------
BALANCES, DECEMBER 31, 1996                            89 710 000   $          8 971    $        246 134     $     (298 944)

  Issuance of common stock                             35 970 000              3 597              45 594               -

  Net loss                                                   -                  -                   -                (5 352)
                                                 ----------------   ----------------    ----------------     --------------

BALANCES, DECEMBER 31, 1997                           125 680 000             12 568             291 728           (304 296)

  Issuance of common stock                            188 520 000             18 852                 -                 -

  Capital contributed                                        -                  -                  7 000               -

  Net loss                                                   -                  -                   -               (22 664)
                                                 ----------------   ----------------    ----------------     --------------

BALANCES, DECEMBER 31, 1998                           314 200 000   $         31 420    $        298 728     $     (326 960)
                                                 ================   ================    ================     ==============




The accompanying notes are an integral part of the financial statements.
                                                                            -6-

                                  MORLEX, INC.
                         (FORMERLY AMERICA ONLINE, INC.)

                            STATEMENTS OF CASH FLOWS
                     YEARS ENDED DECEMBER 31, 1998 AND 1997

                                                                1998          1997
                                                             ----------    ----------
CASH FLOWS FROM OPERATING ACTIVITIES:
  Net loss                                                   $  (22 664)   $   (5 352)
  Adjustments to reconcile net loss to net cash used in
     operating activities:
     Increase in accounts payable                                   476            -
                                                             ----------    ----------

         NET CASH USED IN OPERATING ACTIVITIES                  (22 188)       (5 352)
                                                             ----------    ----------
CASH FLOWS FROM FINANCING ACTIVITIES:
  Shareholder advances                                               -          5 352
  Issuance of common stock                                       18 852            -
  Capital contributed                                             7 000            -
                                                             ----------    ----------

         NET CASH PROVIDED BY INVESTING ACTIVITIES               25 852         5 352
                                                             ----------    ----------

NET INCREASE IN CASH                                              3 664            -

CASH, beginning of year                                              -             -
                                                             ----------    ----------

CASH, end of year                                            $    3 664    $       -
                                                             ==========    ==========

SUPPLEMENTAL DISCLOSURE OF NON-CASH
 FINANCING ACTIVITIES:
  Issuance of common stock for debt                          $       -     $   49 191
                                                             ==========    ==========



The accompanying notes are an integral part of the financial statements.
                                                                           -7-

                                  MORLEX, INC.
                         (FORMERLY AMERICA ONLINE, INC.)

                          NOTES TO FINANCIAL STATEMENTS

NOTE 1  -             SIGNIFICANT ACCOUNTING POLICIES

ORGANIZATION AND BUSINESS

The Company was incorporated under the laws of the State of Colorado on April 23, 1986. The primary activity of the Company was to seek merger or acquisition candidates.

As shown in the financial statements, the Company incurred net losses for the last several years and has accumulated a deficit of $326,960; it is management's assertion that these circumstances may hinder the Company's ability to continue as a going concern. As of the date of this report, management has not developed a formal plan to raise funds for neither the Company's short or long term needs.

The Company successfully completed a public stock offering in December 1986. Proceeds to the Company, net of direct registration and underwriting fees, amounted to $248,400. It has had minimal operations over the last several years.

NET LOSS PER SHARE

Net loss per share of common stock is based on the weighted average number of shares of common stock outstanding.

ESTIMATES

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ form those estimates.

INCOME TAXES

The Company has a remaining net operating loss carryforward of approximately $300,000 expiring principally in 2002 and 2003. However, the Company's ability to utilize such losses to offset future taxable income is subject to various limitations imposed by the rules and regulations of the Internal Revenue Service. A portion of the Company's net operating losses are limited each year to offset future taxable income, if any, due to the change of ownership in the Company's outstanding shares of common stock.

NOTE 2  -             RELATED PARTY TRANSACTIONS

The Company had accrued certain amounts due to one of its major shareholders for payment of consulting fees, rent and other administrative expenses. In December, 1997, these amounts ($49,191) were converted to 35,970,000 shares of common stock.

                                  MORLEX, INC.
                         (FORMERLY AMERICA ONLINE, INC.)
                                  BALANCE SHEET

                                                                      March 31          December 31
                                                                        1999                 1998
                                                                     (Unaudited)
                                     ASSETS
CURRENT ASSETS
     Cash                                                             $    3,163           $    3,664
                                                                        ========             ========
                      LIABILITIES AND STOCKHOLDERS' EQUITY

CURRENT LIABILITIES
     Accrued expenses                                                  $   2,061          $       476
                                                                         -------            ---------
         TOTAL LIABILITIES                                                 2,061                  476
                                                                         -------            ---------


STOCKHOLDERS' EQUITY
         Common stock, $.0001 par value
          1,000,000,000 shares authorized; 314,200,000
           shares issued and outstanding                                  31,420               31,420
         Additional paid-in capital                                      299,728              298,728
         Deficit                                                        (330,046)            (326,960)
                                                                         --------             -------

         TOTAL STOCKHOLDERS' EQUITY                                        1,102                3,188
                                                                       ---------            ---------

         TOTAL LIABILITIES AND
           STOCKHOLDERS' EQUITY                                       $    3,163           $    3,664
                                                                        ========             ========

                                  MORLEX, INC.
                         (FORMERLY AMERICA ONLINE, INC.)
                        STATEMENT OF STOCKHOLDERS' EQUITY

                                                                                Additional                          Total
                                                       Common Stock              Paid in                       Stockholders'
                                                   Shares       Amount           Capital         Deficit           Equity

Balance, December 31, 1997                       125,680,000     $ 12,568        $ 291,728      $( 304,296)     $       0

Issuance of common stock                         188,520,000       18,852                0               0         18,852

Capital contributed                                        0            0            7,000               0          7,000

Net loss for the year

  ended December 31, 1998                                  0            0                0       (  22,664)      ( 22,664)
                                                ------------ ------------     ------------       --------        -------

Balance, December 31, 1998                       314,200,000       31,420          298,728        (326,960)         3,188

Capital contributed                                        0            0            1,000               0          1,000

Net loss for the three months
   ended March 31, 1999 (unaudited)                        0            0                0       (   3,086)      (  3,086)
                                                 -----------  -----------      -----------        --------        -------

Balance, March 31, 1999 (unaudited)              314,200,000     $ 31,420        $ 299,728       $(330,046)      $  1,102
                                                 ===========      =======          =======         =======        =======


                                  MORLEX, INC.
                         (FORMERLY AMERICA ONLINE, INC.)
                             STATEMENT OF OPERATIONS
                                   (UNAUDITED)

                                                                            For The Three
                                                                            Months Ended
                                                                              March 31,
                                                                        1999             1998

REVENUE                                                                  NONE            NONE
                                                                         ----            ----
EXPENSES
         Professional                                                  $   1,223       $        0
         Consulting                                                            0            6,426
         General and administrative                                           95              312
         Filing and transfer fees                                          1,768                0
                                                                         -------          -------

         TOTAL                                                             3,086            6,738
                                                                         -------          -------

NET LOSS                                                               $(  3,086)       $(  6,738)
                                                                         =======          =======

LOSS PER SHARE:
   Net loss per share                                                  $   NIL          $   NIL
                                                                        ========         ========

WEIGHTED AVERAGE NUMBER
OF COMMON SHARES OUTSTANDING                                         314,200,000      125,680,000
                                                                     ===========      ===========


                                  MORLEX, INC.
                         (FORMERLY AMERICA ONLINE, INC.)
                             STATEMENT OF CASH FLOWS
                                   (UNAUDITED)

                                                                                      For The Three
                                                                                       Months Ended
                                                                                          March 31,
                                                                                  1999             1998

CASH FLOWS FROM OPERATING ACTIVITIES
         Net loss                                                               $( 3,086)         $( 6,738)
         Increase in accrued expenses                                              1,585                 0
                                                                                  ------         ---------

NET CASH USED BY OPERATING ACTIVITIES                                            ( 1,501)         (  6,738)

CASH FLOWS FROM FINANCING ACTIVITIES
         Capital contributed                                                       1,000                 0
         Shareholder advances                                                          0             6,738
                                                                                 -------          --------

NET CASH PROVIDED BY FINANCING ACTIVITIES                                          1,000             6,738
                                                                                 -------          --------

NET INCREASE (DECREASE) IN CASH                                                  (   501)                0

BEGINNING CASH BALANCE                                                             3,664                 0
                                                                                  ------          --------

ENDING CASH BALANCE                                                             $  3,163          $      0
                                                                                 =======          ========



                                  MORLEX, INC.
                         (FORMERLY AMERICA ONLINE, INC.)
                          NOTES TO FINANCIAL STATEMENTS
                             MARCH 31, 1999 AND 1998
                                   (UNAUDITED)

NOTE 1:  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

These financial statements have been prepared in accordance with generally accepted accounting principles for interim financial information and pursuant to the rules and regulations of the Securities and Exchange Commission. Accordingly, they do not include all of the information and footnotes required by generally accepted accounting principles for complete financial statements. In the opinion of management, all adjustments (consisting of normal accruals) considered necessary for fair presentation have been included. The unaudited financial statements should be read in conjunction with the financial statements and footnotes thereto included in the Company's Annual Report on Form 10-KSB for the year ended December 31, 1998.